SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 18, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 18, 2017 regarding “Ericsson reports second quarter results 2017”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: July 18, 2017

SECOND QUARTER 2017

Stockholm, July 18, 2017

SECOND QUARTER HIGHLIGHTS		Read more (page)

•	Reported sales decreased by -8% YoY. Sales, adjusted for comparable units and currency, decreased by -13% YoY. The RAN equipment market for 2017 is estimated to show a high single-digit percentage decline compared with previous estimate of -2% to -6%.	2

•	Gross margin was 27.9% (32.3%). Gross margin, excluding restructuring charges, was 29.8% (33.2%).	3

•	Operating income was SEK -1.2 b. Operating income, excluding restructuring charges was SEK 0.3 b., with a YoY decline in all segments.	4

•	Networks operating margin was 7%. Operating margin, excluding restructuring charges, declined to 10% (13%) negatively impacted by continued lower software sales.	6

•	IT & Cloud operating income was negatively impacted by less capitalization of development expenses QoQ and YoY.	7

•	Planned cost reduction activities will be accelerated, due to current market environment, to achieve an annual run rate reduction of at least SEK 10 b. by mid-2018.	2

•	The company sees an increased risk of further market and customer project adjustments with an estimated negative impact on operating income of SEK 3-5 b. for the coming 12 months.	2

•	Due to technology and portfolio shifts capitalization of costs will be reduced and is estimated to result in a net negative impact on operating income of SEK -2.9 (1.3) b. in the second half 2017, with no impact on cash.	2

•	Cash flow from operating activities was SEK 0.0 (-0.7) b.	9

SEK b.	Q2 2017	Q2 2016	YoY change	Q1 2017	QoQ change	6 months 2017	6 months 2016
Net sales	49.9	54.1	-8%	46.4	8%	96.3	106.3
Net sales adjusted for items affecting comparability in Q1 2017	49.9	54.1	-8%	47.8	4%	97.7	106.3
Sales growth adj. for comparable units and currency	—	—	-13%	—	9%	-15%	-4%
Gross margin	27.9%	32.3%	—	13.9%	—	21.2%	32.8%
Gross margin excluding restructuring charges and adjusted for items affecting comparability in Q1 2017	29.8%	33.2%	—	30.5%	—	30.1%	33.6%
Operating income	-1.2	2.8	-145%	-12.3	-90%	-13.6	6.2
Operating income excluding restructuring charges and adjusted for items affecting comparability in Q1 2017	0.3	3.8	-93%	1.1	-74%	1.4	7.9
Operating margin	-2.5%	5.1%	—	-26.6%	—	-14.1%	5.9%
Operating margin excluding restructuring charges and adjusted for items affecting comparability in Q1 2017	0.6%	7.0%	—	2.3%	—	1.4%	7.4%
Net income	-1.0	1.6	-164%	-10.9	-91%	-11.9	3.7
EPS diluted, SEK	-0.30	0.48	-163%	-3.29	-91%	-3.59	1.08
EPS (non-IFRS), SEK1)	0.17	0.83	-80%	-2.42	-107%	-2.25	1.70
Cash flow from operating activities	0.0	-0.7	-100%	-1.5	-100%	-1.5	-3.1
Net cash, end of period	24.0	21.0	14%	28.3	-15%	24.0	21.0

1)	EPS diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1      Ericsson  |  Second Quarter Report 2017

CEO COMMENTS

We are not satisfied with our underlying performance with continued declining sales and increasing losses in the quarter. Execution of our focused business strategy is gaining traction. However, in light of current market conditions, we are accelerating the planned actions to reduce costs.

Sales adjusted for comparable units and currency declined by -13%. Based on the development in the first half of the year, our current view of the Radio Access Network (RAN) equipment market outlook is in line with external estimates of a high single-digit percentage decline for the full year 2017.

Considering the current market environment, the company position, and the more focused business strategy, we continue to assess risk exposure in ongoing contracts. Depending on the outcome, we see an increased risk of further market and customer project adjustments, which would have a negative impact on results, estimated to SEK 3-5 b. for the coming 12 months, of which 30% is estimated to impact cash.

Due to technology and portfolio shifts we will reduce the capitalization of product platform, software release development expenses and hardware costs. Together this is estimated to result in a net negative impact on operating income of SEK -2.9 (1.3) b. in the second half of 2017, with no impact on cash. This is to be compared with SEK -0.3 (1.2) b. of total impact on operating income in the quarter.

One key component in our focused business strategy is to reduce costs and increase efficiency. In light of the current market outlook, we will accelerate our actions to ensure that we can meet our target of doubling the 2016 operating margin beyond 2018. Actions will be taken primarily in service delivery and common costs and do not include R&D. Our plan is to implement cost savings with an annual run rate effect of at least SEK 10 b. by mid-2018, of which approximately half will be related to common costs.

The decline in the Networks result in the quarter was mainly caused by lower software sales, driven by two key factors; unusually strong software sales in the second quarter last year and cautious mobile broadband investment levels. On the positive side, we were ranked number one in radio by a leading global operator.

Performance improvements in Networks will be generated through both the continued ramp-up of Ericsson Radio System (ERS) and cost reductions, mainly in service delivery. The ERS continues to prove its competitiveness and now represents 49% of radio unit deliveries in the quarter. During the quarter, we announced a break-through contract to support Vodafone UK to evolve its 4G network and to provide 5G radio technology. To safeguard a future leading portfolio, we have started to increase R&D investments in Networks with a total increase of SEK 0.2 b. in the quarter. In line with our more focused strategy, we signed an agreement in the quarter to divest the power modules business.

The work to refocus our Managed Services business to improve profitability is well underway. So far, we have identified 42 contracts, with sales of SEK 7 b. in 2016, which we will either exit, renegotiate or transform. To date, we have either exited, renegotiated or transformed nine of these contracts resulting in an annualized profit improvement of approximately SEK 140 million going forward.

IT & Cloud had another challenging quarter with significant losses. The sequential increase in losses is largely explained by lower capitalization of R&D expenses. Gross margin continued to be negatively impacted by large digital transformation projects.

Our IT & Cloud business is of strategic importance as our customers are preparing for 5G and will digitalize their operations and invest in a future network architecture based on software-defined logic. A key driver of performance in the business is the success of our new product portfolio, for which the rolling 12 month sales have grown 7%.

We are taking firm actions to improve performance in IT & Cloud, including stabilizing product roadmaps, addressing underperforming customer projects, improving new project delivery scoping and reducing costs, primarily in service delivery.

The operating income in our Media business improved sequentially as a result of increased sales, improved business mix and reduced costs. We continue the work to explore strategic opportunities for the Media business.

In this report, we have included a table on page 4 to track progress in the execution of our focused business strategy.

In light of current market environment and company performance, we are accelerating actions to reduce costs. Our focused business strategy is designed to take us back to technology and market leadership and improve company performance, also in a tough market. We see initial signs of traction in strategy execution including increased investments in R&D in Networks and ramp up of deliveries of Ericsson Radio System, increasing our competitiveness in the market.

Börje Ekholm

President and CEO

2      Ericsson  |  Second Quarter Report 2017

FINANCIAL HIGHLIGHTS

SEK b.	Q2 2017	Q2 2016	YoY change	Q1 2017	QoQ change	6 months 2017	6 months 2016
Net sales	49.9	54.1	-8%	46.4	8%	96.3	106.3
Of which Networks	36.8	40.2	-8%	34.9	6%	71.7	80.2
Of which IT & Cloud	10.9	11.5	-5%	9.5	14%	20.4	21.3
Of which Other	2.2	2.4	-6%	2.0	13%	4.2	4.8
Gross income	13.9	17.5	-20%	6.4	116%	20.4	34.9
Gross margin (%)	27.9%	32.3%	—	13.9%	—	21.2%	32.8%
Research and development expenses	-8.4	-7.4	13%	-9.1	-8%	-17.4	-14.9
Selling and administrative expenses	-7.1	-7.1	-1%	-9.9	-28%	-16.9	-13.8
Other operating income and expenses	0.2	-0.2	-204%	0.1	70%	0.4	0.0
Operating income	-1.2	2.8	-145%	-12.3	-90%	-13.6	6.2
Operating margin	-2.5%	5.1%	—	-26.6%	—	-14.1%	5.9%
for Networks	7%	12%	—	-2%	—	3%	13%
for IT & Cloud	-26%	-13%	—	-94%	—	-58%	-17%
for Other	-44%	-20%	—	-143%	—	-90%	-16%
Financial net	0.1	-0.5	-112%	-0.4	-114%	-0.4	-1.0
Taxes	0.2	-0.7	-126%	1.9	-91%	2.1	-1.6
Net income	-1.0	1.6	-164%	-10.9	-91%	-11.9	3.7
Restructuring charges	-1.5	-1.0	48%	-1.7	-13%	-3.3	-1.7

PLANNING ASSUMPTIONS GOING FORWARD

Market related

•	Based on the development in the first half of the year, the company’s current view of the Radio Access Network (RAN) equipment market outlook is in line with external estimates of a high single-digit percentage decline for the full year 2017. This is to be compared with the company’s previous estimate of -2% to -6%.

Ericsson focused strategy related

•	Addressing low-performing operations in Managed Services and optimizing the offering in Network Rollout are expected to reduce full-year sales by up to SEK 10 b. by 2019.

•	The plan is to implement cost savings with an annual run rate effect of at least SEK 10 b. by mid-2018, split 50/50 between service delivery and common costs (G&A, IT, real estate etc).
•	The company aims to increase R&D efficiency. However, R&D expenses will increase short term, primarily in Networks.

•	Restructuring charges for 2017 are estimated to be in the higher end of the range SEK 6-8 b.

•	The company sees an increased risk of further market and customer project adjustments, which would have a negative impact on results, estimated to SEK 3-5 b. for the coming 12 months, of which 30% is estimated to impact cash.

•	Reduced capitalization of development expenses and hardware costs is expected to result in a net negative impact on operating income of SEK -2.9 (1.3) b. in second half 2017, with no impact on cash.

Other Ericsson related

•	The earlier communicated rescoped managed services contract in North America will impact sales negatively YoY in Q3 2017.

•	Industry trends and business mix in mobile broadband in 2016 are expected to prevail in 2017.

Q1 items affecting comparability:

Net sales: Provisions and adjustments (SEK 1.4 b.)

Gross income: Restructuring charges (SEK 1.5 b.), and provisions and adjustments (SEK 6.7 b.)

Operating income: Restructuring charges (SEK 1.7 b.), asset write-downs (SEK 3.3 b.) and provisions and adjustments (SEK 8.4 b.)

Net sales

Sales as reported decreased by -8% YoY. The mobile broadband market remained weak in the quarter. Networks sales, adjusted for comparable units and currency, declined by -14% YoY, driven mainly by lower sales in market areas Europe & Latin America and Middle East & Africa.

Sales in North America declined YoY mainly due to the earlier communicated rescoped managed services contract effective as from Q4 2016. Sales in North East Asia declined slightly YoY. Sales in Mainland China were negatively impacted by lower Networks sales, partly offset by increased IT & Cloud sales.

Networks sales in Japan and South Korea increased. Sales in market area South East Asia, Oceania and India were stable YoY with growth in Vietnam and Australia while investments in India continued to decline.

As anticipated, sequential sales growth was below normal seasonality, following continued low investments in mobile broadband. Sales increased by 8% QoQ. Sales in Q2 compared with Q1 sales, adjusted for items affecting comparability, increased 4%.

Total sales of Managed Services, as defined in 2016, including Broadcast Services, were SEK 6.3 (7.3) b. The decline mainly refers to the earlier communicated rescoped managed services contract in North America. The definition of Managed Services will be adjusted in 2018, at the latest, to mirror the new organization.

3      Ericsson  |  Second Quarter Report 2017

IPR licensing revenues

IPR licensing revenues declined YoY to SEK 2.0 (2.2) b. IPR licensing revenues were flat QoQ.

Gross margin

Gross margin declined to 27.9% (32.3%). Gross margin, excluding restructuring charges, declined to 29.8% (33.2%) with lower gross margin in all segments.

Gross margin increased sequentially to 27.9% from 13.9%. Gross margin adjusted for items affecting comparability in Q1 and excluding restructuring charges in Q2 declined slightly to 29.8% from 30.5%, mainly due to lower gross margin in Networks.

Operating expenses

Operating expenses increased to SEK 15.4 (14.5) b. Operating expenses, excluding restructuring charges, increased to SEK 14.8 (14.0) b. due to increased R&D expenses. R&D expenses, excluding restructuring charges, were SEK 8.0 (7.0) b. mainly due to less capitalized development expenses with a net impact of SEK -0.4 (0.7) b. Selling and administrative expenses, excluding restructuring charges, declined to SEK 6.8 (7.0) b. YoY, despite a negative currency effect.

Operating expenses declined sequentially to SEK 15.4 b. from SEK 18.9 b. Operating expenses, excluding restructuring charges and items affecting comparability in Q1 increased to SEK 14.8 b. from SEK 13.7 b., mainly due to seasonality and lower capitalization of development expenses.

The net effect on operating expenses of capitalized development expenses and related amortizations was SEK 0.2 b. in Q1 and SEK -0.4 b. in Q2.

Other operating income and expenses

Other operating income and expenses improved both YoY and QoQ. Several minor items contributed to the SEK 0.2 b. of other operating income and expenses in Q2 2017. The revaluation and realization effects of currency hedge contracts, impacting other operating income and expenses, were SEK 0.0 (-0.5) b.

As of Q1 2017, the funding of foreign exchange forecast hedging is managed through foreign exchange loans (USD) instead of foreign exchange derivatives. Therefore, as of Q1 2017, revaluation and realization effects of SEK 0.3 b. are included in financial expenses instead of in other operating income and expenses.

Restructuring charges

Restructuring charges were SEK -1.5 (-1.0) b. Restructuring charges were SEK -1.7 b. in Q1 2017. For full-year 2017, the restructuring charges are estimated to be in the higher end of the range SEK 6-8 b.

Operating income

Operating income decreased to SEK -1.2 (2.8) b. Operating income, excluding restructuring charges, declined to SEK 0.3

(3.8) b. due to lower gross margin, lower sales and increased operating expenses.

Operating income improved sequentially from SEK -12.3 b. Operating income, excluding restructuring charges and items affecting comparability in Q1 2017, decreased to SEK 0.3 b. from SEK 1.1 b. due to increased operating expenses.

Changes in treatment of cost going forward

Due to technology and portfolio shifts the company will reduce the capitalization of product platform, software release development expenses and hardware costs. This is estimated to result in a net negative impact on operating income of SEK -2.9 b. in the second half of 2017, with no impact on cash. The total impact on operating income in the quarter amounted to SEK -0.3 (1.2) b.

Financial net

Financial net improved both YoY and QoQ, mainly due to positive revaluation and realization effects of currency hedge contracts of SEK 0.3 b., and positive currency revaluation effects of SEK 0.2 b. The SEK strengthened against the USD between March 31, 2017 (SEK/USD rate 8.93) and June 30, 2017 (SEK/ USD rate 8.46). The hedge balance is in USD.

Taxes

Taxes were positive in the quarter following the negative income.

Net income and EPS

Net income and EPS diluted decreased YoY following the reduced operating income. EPS diluted was SEK -0.30 (0.48) and EPS (non-IFRS) was SEK 0.17 (0.83). Net income and EPS diluted improved QoQ following the improved operating income.

Employees

The number of employees on June 30, 2017 was 109,127 - a reduction of more than 7,000 employees in 12 months.

Focused strategy execution

The company has so far identified three indicators to measure the progress of strategy execution. KPIs for cost reduction will be added later.

Area	Activity	Status Q2 2017
Networks	Transition to new Ericsson Radio System	49% (ERS radio unit deliveries out of total)

IT & Cloud	Growth in sales of new product portfolio	Net sales growth of 7%, rolling 12 months

Managed Services	Addressing low-performing contracts	Out of 42 contracts identified, 9 have been renegotiated to result in an annualized future profit improvement of SEK 0.1 b.

In addition, the company announced in the quarter that it has signed an agreement to divest its power modules business.

4      Ericsson  |  Second Quarter Report 2017

MARKET AREA SALES

	Second quarter 2017				Change
SEK b.	Networks	IT & Cloud	Other	Total	YoY	QoQ
South East Asia, Oceania and India	6.3	1.3	0.1	7.7	0%	-3%
North East Asia	4.1	1.7	0.0	5.9	-3%	5%
North America	10.0	2.1	0.5	12.5	-7%	5%
Europe and Latin America	10.5	3.9	0.9	15.2	-11%	20%
Middle East and Africa	4.2	1.8	0.1	6.0	-17%	11%
Other 1)	1.8	0.2	0.7	2.7	0%	-8%

Total	36.8	10.9	2.2	49.9	-8%	8%

1)	Market Area “Other” includes licensing revenues, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

South East Asia, Oceania and India

Sales were stable YoY. A negative impact from reduced Networks services sales was offset by mobile broadband growth in Vietnam and increased IT & Cloud sales, driven by the delivery of a core network project in Australia. Sales in India were still impacted by consolidations and tariff competition between operators.

North East Asia

Sales declined slightly YoY. Sales in Mainland China declined due to continued reduced investments by one customer, partly offset by increased IT & Cloud sales. Networks sales in Japan and South Korea increased.

North America

North America sales declined YoY, mainly due to the earlier communicated rescoped managed services contract. IT & Cloud sales declined due to fewer project milestones in the quarter. Mobile broadband infrastructure sales remained at a stable level. All major operators’ 5G trials are ongoing with good momentum.

Europe and Latin America

Sales declined YoY, reflecting capex constraints in Europe where 4G modernizations are largely completed. In addition, sales declined in Mexico and South America. The decline was partially offset by increased mobile broadband investments in Brazil and timing of deployments in Russia. In the quarter, a break-through contract was announced to support Vodafone UK to evolve its 4G network and to provide 5G radio technology.

Middle East and Africa

Sales declined YoY with some, still limited, signs of recovery in the macroeconomic environment. Challenges in capacity business continued, accompanied by decline in services domains.

Other

IPR licensing revenues amounted to SEK 2.0 (2.2) b.

5      Ericsson  |  Second Quarter Report 2017

SEGMENT RESULTS

NETWORKS

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2017	2016	change	2017	change	2017	2016
Net sales	36.8	40.2	-8%	34.9	6%	71.7	80.2
Of which products	20.8	23.0	-10%	19.4	7%	40.2	45.8
Of which IPR licensing revenues	1.6	1.7	-9%	1.6	-3%	3.2	4.8
Of which services	16.1	17.2	-7%	15.5	4%	31.5	34.3
Net sales adjusted for items affecting comparability in Q1 2017	36.8	40.2	-8%	36.2	2%	73.0	80.2
Sales growth adj. for comparable units and currency	—	—	-14%	—	7%	-16%	—
Gross income	10.4	12.5	-17%	8.0	30%	18.3	25.5
Gross income excluding restructuring charges and adj. for items affecting comparability in Q1 2017	11.0	12.9	-15%	11.3	-3%	22.2	26.1
Gross margin	28%	31%	—	23%	—	26%	32%
Gross margin excluding restructuring charges and adj. for items affecting comparability in Q1 2017	30%	32%	—	31%	—	30%	33%
Operating income	2.6	4.8	-46%	-0.5	—	2.1	10.6
Operating income excluding restructuring charges and adj. for items affecting comparability in Q1 2017	3.5	5.3	-33%	4.3	-19%	7.9	11.5
Operating margin	7%	12%	—	-2%	—	3%	13%
Operating margin excluding restructuring charges and adj. for items affecting comparability in Q1 2017	10%	13%	—	12%	—	11%	14%
EBITA margin	7%	12%	—	-1%	—	3%	14%
Restructuring charges	-0.9	-0.5	97%	-1.4	—	-2.4	-0.9

Q1 items affecting comparability:

Net sales: Provisions and adjustments (SEK 1.3 b.)

Gross income: Restructuring charges (SEK 1.3 b.), and provisions and adjustments (SEK 2.0 b.)

Operating income: Restructuring charges (SEK 1.4 b.), asset write-downs (SEK 0.1 b.) and provisions and adjustments (SEK 3.3 b.)

Net sales

Sales as reported declined by -8% YoY. Sales adjusted for comparable units and currency decreased by -14% YoY. Investments in mobile broadband in certain markets remained low, impacting mainly product sales. The decline in network services sales YoY is due to lower managed services sales following the earlier communicated rescoped contract in North America.

The mobile broadband market remained weak in the second quarter. The sales decline YoY is primarily driven by market areas Europe and Latin America as well as Middle East and Africa.

Reported sales increased by 6% QoQ. Sales in Q2 compared with Q1 sales, adjusted for items affecting comparability, increased 2%. Sales in market areas North East Asia and South East Asia, Oceania and India declined QoQ with lower sales in Japan and Vietnam – two markets that reported strong sales in Q1 2017.

The Ericsson Radio System (ERS) continued to generate new business. The transition to the new ERS is tracking towards the target of accounting for 100% of total deliveries in 2018, with 49% YTD.

Gross margin

Gross margin declined YoY to 28% (31%) due to lower software sales with slightly lower IPR licensing revenues, increased restructuring charges and lower services margins. Improved hardware margins partly offset the decline. The lower services margins refer to a few managed services contracts with increased losses. These contracts are on the list of contracts that will be either exited, renegotiated, or transformed in order to improve the gross income. Gross margin, excluding restructuring charges, was 30% (32%).

Gross margin increased sequentially to 28% from 23% following provisions, adjustments and large restructuring charges made in Q1. Gross margin, adjusted for items affecting comparability in Q1 and excluding restructuring charges in Q2 declined to 30% from 31%. This was mainly due to lower software sales, partly offset by an improved hardware margin.

Operating income and margin

Operating income and margin decreased YoY, mainly due to lower sales, lower gross margin, increased restructuring charges and increased operating expenses. Improved other operating income and expenses had a positive impact on operating income. The YoY increase in operating expenses refers to increased R&D, mainly related to the already communicated focused business strategy. Selling and administrative expenses were flat YoY. Operating margin excluding restructuring charges was 10% (13%).

Operating income and margin increased sequentially. Operating margin, adjusted for items affecting comparability in Q1, and excluding restructuring charges in Q2, declined to 10% from 12%. The decline is due to seasonally higher operating expenses and lower gross margin. The decline was only partly offset by increased sales.

6      Ericsson  |  Second Quarter Report 2017

IT & CLOUD

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2017	2016	change	2017	change	2017	2016
Net sales	10.9	11.5	-5%	9.5	14%	20.4	21.3
Of which products	5.1	5.3	-4%	4.1	23%	9.2	10.1
Of which IPR licensing revenues	0.2	0.2	-10%	0.2	-3%	0.4	0.6
Of which services	5.8	6.2	-6%	5.4	7%	11.3	11.3
Net sales adjusted for items affecting comparability in Q1 2017	10.9	11.5	-5%	9.6	13%	20.5	21.3
Sales growth adj. for comparable units and currency	—	—	-10%	—	16%	-8%	—
Gross income	2.8	4.1	-30%	-2.1	—	0.7	7.3
Gross income excluding restructuring charges and adj. for items affecting comparability in Q1 2017	3.1	4.2	-26%	2.7	13%	5.8	7.5
Gross margin	26%	35%	—	-22%	—	4%	34%
Gross margin excluding restructuring charges and adj. for items affecting comparability in Q1 2017	28%	36%	—	28%	—	28%	35%
Operating income	-2.9	-1.5	86%	-9.0	-68%	-11.9	-3.5
Operating income excluding restructuring charges and adj. for items affecting comparability in Q1 2017	-2.4	-1.1	126%	-2.2	8%	-4.7	-2.9
Operating margin	-26%	-13%	—	-94%	—	-58%	-17%
Operating margin excluding restructuring charges and adj. for items affecting comparability in Q1 2017	-22%	-9%	—	-23%	—	-23%	-13%
EBITA margin	-24%	-11%	—	-86%	—	-53%	-14%
Restructuring charges	-0.5	-0.5	—	-0.2	—	-0.7	-0.7

Q1 items affecting comparability:

Net sales: Provisions and adjustments (SEK 0.1 b.)

Gross income: Restructuring charges (SEK 0.2 b.), and provisions and adjustments (SEK 4.5 b.)

Operating income: Restructuring charges (SEK 0.2 b.), asset write-downs (SEK 1.5 b.) and provisions and adjustments (SEK 5.0 b.)

Net sales

Sales as reported declined by -5% YoY. Sales adjusted for comparable units and currency decreased by -10% YoY. Sales of legacy portfolio products, primarily in OSS & BSS, continued to decline and were not offset by growth in the new portfolio. Services sales declined following lower activity in large transformation projects.

Sales increased by 14% QoQ after a seasonally weak Q1. Sales in North East Asia grew 90% QoQ, driven by software licensing sales for telecom core in Mainland China. It is not unusual that such sales vary between quarters.

Gross margin

Gross margin decreased YoY primarily due to lower services and hardware margins. The services margin continues to be negatively impacted by ongoing large transformation projects and by IT managed services projects being in their initial transformation phase.

Gross income and margin increased QoQ. Q1 2017 included SEK -4.8 b. in restructuring charges, provisions and adjustments related to certain customer projects. Gross margin, excluding these items and excluding restructuring charges in Q1 and Q2, was stable QoQ.

Operating income and margin

Operating income decreased YoY mainly due to a lower gross margin. In addition, less capitalization and increased amortization of R&D platform development impacted operating expenses negatively. In Q2 2017, the net amount of capitalized and amortized R&D was SEK -0.2 b, compared with SEK 0.6 b. in Q2 2016 and SEK 0.3 b. in Q1 2017.

Operating income improved QoQ. Q1 2017 included SEK -6.8 b. in restructuring charges, write-down of assets as well as provisions and adjustments related to certain customer projects. Excluding these items, operating income declined to SEK -2.4 b. from SEK -2.2 b. The positive impact from increased sales was more than offset by the negative net effect of capitalized and amortized R&D.

7      Ericsson  |  Second Quarter Report 2017

OTHER

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2017	2016	change	2017	change	2017	2016
Net sales	2.2	2.4	-6%	2.0	13%	4.2	4.8
Of which IPR licensing revenues	0.2	0.2	-10%	0.2	-3%	0.4	0.6
Sales growth adj. for comparable units and currency	—	—	-11%	—	13%	-17%	—
Gross income	0.7	0.9	-18%	0.6	34%	1.3	2.0
Gross income excluding restructuring charges and adj. for items affecting comparability in Q1 2017	0.8	0.9	-12%	0.6	33%	1.4	2.0
Gross margin	34%	39%	—	28%	—	31%	42%
Gross margin excluding restructuring charges and adj. for items affecting comparability in Q1 2017	37%	39%	—	31%	—	34%	42%
Operating income	-1.0	-0.5	101%	-2.8	-66%	-3.8	-0.8
Operating income excluding restructuring charges and adj for items affecting comparability in Q1 2017	-0.8	-0.4	105%	-1.0	-16%	-1.8	-0.7
Operating margin	-44%	-20%	—	-143%	—	-90%	-16%
Operating margin excluding restructuring charges and adj. for items affecting comparability in Q1 2017	-38%	-17%	—	-51%	—	-44%	-15%
EBITA margin	-38%	-12%	—	-95%	—	-65%	-8%
Restructuring charges	-0.1	-0.1	—	-0.1	—	-0.2	-0.1

The former Media segment is renamed to “Other” in the external reporting as per Q2 2017.

Q1 items affecting comparability:

Gross income: Restructuring charges (SEK 0.0 b.)

Operating income: Restructuring charges (SEK 0.1 b.) and asset write-downs (SEK 1.7 b.)

Net sales

Sales as reported declined -6% YoY. Sales adjusted for comparable units and currency decreased by -11% YoY. The decline was primarily due to lower sales of legacy products. Sales of next-generation MediaFirst platform started in the quarter, as the product went live in commercial networks. The iconectiv business (number portability solutions) continued to show double-digit growth YoY.

Sales as reported increased by 13% QoQ, driven by growth in Media Solutions following a seasonally weak Q1.

Gross margin

Gross margin declined YoY partly due to increased restructuring charges. Gross margin excluding restructuring charges declined slightly YoY.

Gross margin increased QoQ, driven by a changed sales mix with a larger share of Media Solutions. In addition, efficiency improvements in service delivery contributed to improved gross margins QoQ.

Operating income and margin

Operating income decreased YoY partly due to lower sales and lower gross margin. In addition, lower capitalization and increased amortization of R&D platform development impacted operating expenses negatively. In Q2 2017, the net amount of capitalized and amortized R&D was SEK -0.1 0.1) b.

Operating income improved QoQ. Operating income in Q1 2017 included SEK -1.7 b. in additional asset write-downs related to the new focused business strategy announced March 28.

8      Ericsson  |  Second Quarter Report 2017

CASH FLOW

	Q2	Q2	Q1
SEK b.	2017	2016	2017
Net income reconciled to cash	-0.8	1.3	-9.2
Changes in operating net assets	0.8	-2.0	7.7
Cash flow from operating activities	0.0	-0.7	-1.5
Cash flow from investing activities	-2.0	1.4	-13.6
Cash flow from financing activities	-8.9	-9.3	10.9
Net change in cash and cash equivalents	-11.5	-7.0	-4.0
Cash conversion (%)	0%	-54%	n/a

Operating activities

Cash flow from operating activities was SEK 0.0 b. in the quarter. A negative net income reconciled to cash was fully offset by a positive effect from changes in operating net assets. Cash flow from inventory was negative at SEK -1.1 b. in the quarter while customer finance decreased resulting in a cash flow effect of SEK 1.1 b. Trade receivables decreased resulting in a cash flow effect of SEK 0.5 b.

Cash outlays related to restructuring charges were SEK -1.1 (-0.6) b. in the quarter.

Investing activities

Cash flow from investing activities was negative at SEK -2.0 b. Investments in property, plant and equipment continued to decline YoY as investments in the Global ICT centers decreased. The cash flow effect from capitalized development expenses was significantly reduced and amounted to SEK -0.3 b. in the quarter.

Financing activities

Cash flow from financing activities was negatively impacted by repayment of one Euro bond of SEK 5.1 b. (EUR 0.5 b.) at maturity date. In addition, dividends of SEK 3.3 (12.1) b. were paid out.

Net cash was SEK 24.0 b. at the end of the quarter.

	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun
Working capital KPIs, number of days	2017	2017	2016	2016	2016
Sales outstanding (target: <90)	114	117	95	122	115
Inventory (target: <65)	78	73	69	79	81
Payable (target: >60)	60	58	56	56	59

9      Ericsson  |  Second Quarter Report 2017

FINANCIAL POSITION

SEK b.	Jun 30 2017	Jun 30 2016	Mar 31 2017
+ Cash and cash equivalents	21.4	28.9	33.0
+ Interest-bearing securities, current	10.8	19.8	13.5
+ Interest-bearing securities, non-current	22.1	—	19.1

Gross cash	54.3	48.8	65.6
– Borrowings, current	3.2	9.7	9.5
– Borrowings, non-current	27.1	18.2	27.8

Net cash	24.0	21.0	28.3
Equity	123.8	136.7	126.8
Total assets	274.9	277.4	292.2
Capital turnover (times)	1.0	1.1	1.0
Return on capital employed (%)	-14.8%	6.5%	-26.2%
Equity ratio (%)	45.0%	49.3%	43.4%
Return on equity (%)	-18.1%	5.0%	-32.8%

Net cash decreased by SEK -4.3 b. in the quarter, mainly as a result of payment of dividends and investments in property, plant and equipment. The net cash position was SEK 24.0 b.

Post-employment benefits were SEK 23.6 b., compared with SEK 23.8 b. on March 31, 2017.

The average maturity of long-term borrowings as of June 30, 2017, was 4.5 years, the same as 12 months earlier.

Debt maturity profile, Parent Company

10      Ericsson  |  Second Quarter Report 2017

PARENT COMPANY

Income after financial items was SEK 2.3 (13.2) b. The decrease was mainly due to lower recognized dividends from subsidiaries.

At the end of the quarter, gross cash: cash, cash equivalents, short-term investments and interest-bearing securities non- current, amounted to SEK 41.1 b., compared with SEK 42.9 b. at the end of 2016.

In the quarter, a dividend of SEK 3.3 b. was paid out in the first week of April after decision by the Annual General Meeting on March 29.

In June, the Parent Company repaid bonds of EUR 500 million at maturity date. There has been an increase in intercompany lending of SEK 5.4 b. and intercompany borrowing of SEK 0.3 b. in the second quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,193,142 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock on June 30, 2017, was 58,148,194 Class B shares.

11      Ericsson  |  Second Quarter Report 2017

OTHER INFORMATION

Ericsson’s Nomination Committee appointed

On May 9, 2017, Ericsson announced that the Nomination Committee for the Annual General Meeting (AGM) 2018 had been appointed in accordance with the instruction for the Nomination Committee, resolved by the Annual General Meeting 2012. The Nomination Committee consists of: Petra Hedengran, Investor AB; Johan Held, Afa Försäkring, Leif Johansson, the Chairman of the Board of Directors, Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse; and Anders Oscarsson, AMF Försäkring och Fonder. Petra Hedengran is the Chairman of the Nomination Committee.

Ericsson announced change in Executive Team

On May 11, 2017, Ericsson announced that Rima Qureshi had decided to leave Ericsson to pursue another opportunity in the industry. She would leave her role as Senior Vice President and Head of Market Area North America effective May 11, 2017. Niklas Heuveldop has been appointed acting Head of Market Area North America, effective May 11, 2017.

Erik Ekudden named Group CTO for Ericsson

On May 30, 2017, Ericsson announced that Erik Ekudden has been appointed as Group CTO and Head of Technology & Architecture, effective July 1, 2017. Ekudden will lead the company’s technology strategy with a focus on driving the evolution of the network as the platform to secure the success of Ericsson’s service provider customers.

Increase in total number of shares and votes in Telefon-aktiebolaget LM Ericsson

On May 31, 2017, Ericsson announced that the company’s share capital amounts to SEK 16,670,758,678 and the total number of shares is 3,334,151,735; of which 261,755,983 are Class A shares and 3,072,395,752 are Class B shares. The total number of votes is 568,995,558.2, of which Class A shares represent 261,755,983 votes and Class B shares represent 307,239,575.2 votes.

The increase in the number of shares and votes is a result of the company’s recent issue of 3,000,000 Class C shares, shares which have subsequently been repurchased by the company and converted into Class B shares, by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the Annual General Meeting 2017 to expand the treasury stock as part of the financing of Ericsson’s Long-Term Variable Compensation Program (LTV) 2017. The company held 58,382,336 shares as treasury stock on May 31.

Changes to Ericsson’s Nomination Committee

On June 1, 2017, Ericsson announced that Cevian Funds will be part of the Nomination Committee. The Nomination Committee now consists of: Petra Hedengran, Investor AB (Chairman); Bengt Kjell, AB Industrivärden and Handelsbankens Pensionss-tiftelse; Christer Gardell, Cevian Funds; Anders Oscarsson, AMF Försäkring och Fonder; Johan Held, Afa Försäkring; and Leif Johansson, the Chairman of the Board of Directors.

Patent infringement lawsuit

In 2012 and 2013, Intellectual Ventures (“IV”) filed patent infringement lawsuits in the United States District Court for the District of Delaware accusing a number of Ericsson’s U.S. customers of infringing 16 U.S. patents, seeking an injunction and monetary damages. The first of these cases is set to go to trial in January 2018. IV subsequently filed another wave of lawsuits in the District of Delaware accusing a number of Ericsson’s U.S. customers of infringing 12 U.S. patents, seeking monetary damages. The first of these cases, scheduled to go to trial in July 2017, has been cancelled.

Ericsson to divest its power modules business to Flex

On June 21, 2017, Ericsson announced that it has signed an agreement with multinational technology and Sketch-to-Scale™ solutions provider, Flex, to divest Ericsson Power Modules (EPM). The divestment is in line with Ericsson’s focused business strategy, presented on March 28, to strengthen its core business and portfolio areas (networks, digital services and IoT). The Ericsson Power Modules business, excluding the brand, will on closing be transferred to Flex as part of the agreement. This includes Shanghai Ericsson Electronics Corporation Ltd, a manufacturing site in China, and business assets in Sweden. More than 300 employees and consultants are expected to transfer from Ericsson to Flex Power.

POST-CLOSING EVENTS

The Chairman Leif Johansson informed that he will not make himself available for reelection

On July 5, 2017, Ericsson announced that the Chairman of the Board of Directors, Leif Johansson, has informed that he will not make himself available for reelection at the Annual General Meeting of shareholders in 2018. The Nomination Committee has initiated the search for a replacement.

Changes to Ericsson’s Nomination Committee

On July 14, 2017, Ericsson announced that Johan Forssell, Investor AB, will replace Petra Hedengran, Investor AB, as chairman of Ericssons Nomination Committee.

12      Ericsson  |  Second Quarter Report 2017

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2016.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Networks and IT & Cloud segments including new network build-outs and new managed services or digital transformation deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New and ongoing partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest and uncertainty in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings;

•	Cybersecurity incidents, which may have a material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: October 20, 2017

13      Ericsson  |  Second Quarter Report 2017

BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 18, 2017

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Helena Stjernholm	Leif Johansson	Jacob Wallenberg
Deputy Chairman	Chairman	Deputy Chairman

Jon Fredrik Baksaas	Jan Carlson	Nora Denzel
Member of the Board	Member of the Board	Member of the Board

Eric A. Elzvik	Kristin Skogen Lund
Member of the Board	Member of the Board

Kristin S. Rinne	Sukhinder Singh Cassidy
Member of the Board	Member of the Board

Börje Ekholm
President, CEO and member of the Board

Kjell-Åke Soting	Roger Svensson	Karin Åberg
Member of the Board	Member of the Board	Member of the Board

14      Ericsson  |  Second Quarter Report 2017

EDITOR’S NOTE

Ericsson invites media, investors and analysts to conference calls on July 18, 2017; one starting at 09.00 (CET) and the other at 14.00 (CET).

Live audio webcasts of the conference calls as well as supporting slides will be available at:

www. ericsson.com/press and

www. ericsson.com/investors

Replay of the conference calls will be available approximately one hour after each call has ended and will remain available for seven days.

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 49, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

15      Ericsson  |  Second Quarter Report 2017

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings and profitability; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, such as those factors described under the risk factor section. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the failure to successfully implement our business and operational initiatives

16      Ericsson  |  Second Quarter Report 2017

FINANCIAL STATEMENTS

AND OTHER INFORMATION

17      Ericsson  |  Second Quarter Report 2017

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Apr-Jun			Jan-Jun
SEK million	2017	2016	Change	2017	2016	Change

Net sales	49,939	54,108	-8%	96,308	106,317	-9%
Cost of sales	-36,006	-36,613	-2%	-75,937	-71,432	6%

Gross income	13,933	17,495	-20%	20,371	34,885	-42%
Gross margin (%)	27.9%	32.3%		21.2%	32.8%

Research and development expenses	-8,365	-7,405	13%	-17,433	-14,890	17%
Selling and administrative expenses	-7,052	-7,109	-1%	-16,913	-13,829	22%

Operating expenses	-15,417	-14,514	6%	-34,346	-28,719	20%
Other operating income and expenses	239	-230		380	43
Shares in earnings of JV and associated companies	12	12		23	29

Operating income	-1,233	2,763	-145%	-13,572	6,238	-318%

Financial income	-22	139		-104	50
Financial expenses	83	-666		-267	-1,043

Income after financial items	-1,172	2,236	-152%	-13,943	5,245	-366%

Taxes	176	-670		2,092	-1,573

Net income	-996	1,566	-164%	-11,851	3,672	-423%

Net income attributable to:
Stockholders of the Parent Company	-1,010	1,587		-11,907	3,553
Non-controlling interests	14	-21		56	119

Other information
Average number of shares, basic (million)	3,275	3,261		3,273	3,259
Earnings per share, basic (SEK) 1)	-0.31	0.49		-3.64	1.09
Earnings per share, diluted (SEK) 1)	-0.30	0.48		-3.59	1.08

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Apr-Jun		Jan-Jun
SEK million	2017	2016	2017	2016

Net income	-996	1,566	-11,851	3,672
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	574	-941	972	-4,443
Tax on items that will not be reclassified to profit or loss	-160	235	-329	1,188

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	41	—	73	—
Reclassification adjustments on gains/losses included in profit or loss	2	—	5	—
Revaluation of other investments in shares and participations
Fair value remeasurement	0	—	2	-4
Changes in cumulative translation adjustments	-2,773	1,981	-2,794	848
Share of other comprehensive income on JV and associated companies	-9	10	1	-366
Tax on items that may be reclassified to profit or loss	-9	—	-18	—

Total other comprehensive income, net of tax	-2,334	1,285	-2,088	-2,777

Total comprehensive income	-3,330	2,851	-13,939	895

Total comprehensive income attributable to:
Stockholders of the Parent Company	-3,305	2,843	-13,979	750
Non-controlling interest	-25	8	40	145

18      Ericsson  |  Second Quarter Report 2017

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2017	Mar 31 2017	Dec 31 2016

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	6,085	6,460	8,076
Goodwill	41,364	43,042	43,387
Intellectual property rights, brands and other intangible assets	5,234	5,869	7,747

Property, plant and equipment	16,276	16,645	16,734

Financial assets
Equity in JV and associated companies	791	792	775
Other investments in shares and participations	1,115	1,112	1,179
Customer finance, non-current	2,288	2,728	2,128
Interest-bearing securities, non-current	22,122	19,124	7,586
Other financial assets, non-current	4,409	4,466	4,442

Deferred tax assets	17,463	17,435	15,522

	117,147	117,673	107,576

Current assets
Inventories	34,194	33,938	30,307
Trade receivables	62,493	65,687	68,117
Customer finance, current	2,156	2,882	2,625
Other current receivables	26,741	25,525	24,431
Interest-bearing securities, current	10,754	13,548	13,325
Cash and cash equivalents	21,446	32,954	36,966

	157,784	174,534	175,771

Total assets	274,931	292,207	283,347

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	123,045	126,105	139,817
Non-controlling interest in equity of subsidiaries	710	736	675

	123,755	126,841	140,492

Non–current liabilities
Post-employment benefits	23,624	23,774	23,723
Provisions, non-current	4,794	4,867	946
Deferred tax liabilities	1,838	1,888	2,147
Borrowings, non-current	27,100	27,823	18,653
Other non-current liabilities	2,602	2,699	2,621

	59,958	61,051	48,090

Current liabilities
Provisions, current	5,618	5,694	5,411
Borrowings, current	3,230	9,514	8,033
Trade payables	25,025	25,814	25,318
Other current liabilities	57,345	63,293	56,003

	91,218	104,315	94,765

Total equity and liabilities	274,931	292,207	283,347

Of which interest-bearing liabilities	30,330	37,337	26,686
Assets pledged as collateral	5,076	3,064	2,584
Contingent liabilities	1,679	1,729	1,186

19      Ericsson  |  Second Quarter Report 2017

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Operating activities
Net income	-996	1,566	-11,851	3,672	1,895
Adjustments to reconcile net income to cash
Taxes	-1,978	-3,410	-6,323	-4,618	-6,200
Earnings/dividends in JV and associated companies	-8	73	-15	57	58
Depreciation, amortization and impairment losses	2,197	2,104	7,628	4,201	9,119
Other	-48	988	479	1,640	3,135

Net income reconciled to cash	-833	1,321	-10,082	4,952	8,007

Changes in operating net assets
Inventories	-1,146	-1,667	-4,731	-5,879	-613
Customer finance, current and non-current	1,140	-816	306	-1,067	-950
Trade receivables	450	-564	2,847	2,844	5,933
Trade payables	41	2,457	667	1,840	2,775
Provisions and post-employment benefits	324	218	4,969	204	3,106
Other operating assets and liabilities, net	25	-1,662	4,484	-5,979	-4,248
	834	-2,034	8,542	-8,037	6,003
Cash flow from operating activities	1	-713	-1,540	-3,085	14,010

Investing activities
Investments in property, plant and equipment	-1,018	-1,572	-2,033	-3,046	-6,129
Sales of property, plant and equipment	37	50	106	94	482
Acquisitions/divestments of subsidiaries and other operations, net	9	-480	12	-588	-622
Product development	-315	-1,099	-1,180	-2,307	-4,483
Other investing activities	-42	-890	68	-155	-3,004
Interest-bearing securities	-676	5,355	-12,562	6,368	5,473

Cash flow from investing activities	-2,005	1,364	-15,589	366	-8,283

Cash flow before financing activities	-2,004	651	-17,129	-2,719	5,727

Financing activities
Dividends paid	-3,274	-12,067	-3,278	-12,100	-12,263
Other financing activities	-5,636	2,761	5,266	2,855	521

Cash flow from financing activities	-8,910	-9,306	1,988	-9,245	-11,742

Effect of exchange rate changes on cash	-594	1,652	-379	671	2,757

Net change in cash and cash equivalents	-11,508	-7,003	-15,520	-11,293	-3,258

Cash and cash equivalents, beginning of period	32,954	35,934	36,966	40,224	40,224

Cash and cash equivalents, end of period	21,446	28,931	21,446	28,931	36,966

20      Ericsson  |  Second Quarter Report 2017

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan-Jun		Jan-Dec
SEK million	2017	2016	2016

Opening balance	140,492	147,366	147,366
Total comprehensive income	-13,939	895	4,514
Sale/repurchase of own shares	34	-74	-216
Stock issue (net)	15	131	131
Stock purchase plan	431	472	957
Dividends paid	-3,278	-12,099	-12,263
Transactions with non-controlling interests	—	—	3

Closing balance	123,755	136,691	140,492

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	49,939	46,369	65,215	51,076	54,108	52,209
Cost of sales	-36,006	-39,931	-48,195	-36,616	-36,613	-34,819

Gross income	13,933	6,438	17,020	14,460	17,495	17,390
Gross margin (%)	27,9%	13.9%	26.1%	28.3%	32.3%	33.3%

Research and development expenses	-8,365	-9,068	-8,890	-7,855	-7,405	-7,485
Selling and administrative expenses	-7,052	-9,861	-8,799	-6,238	-7,109	-6,720

Operating expenses	-15,417	-18,929	-17,689	-14,093	-14,514	-14,205

Other operating income and expenses	239	141	364	-3	-230	273
Shares in earnings of JV and associated companies	12	11	25	-23	12	17

Operating income	-1,233	-12,339	-280	341	2,763	3,475

Financial income	-22	-82	61	-226	139	-89
Financial expenses	83	-350	-744	-371	-666	-377

Income after financial items	-1,172	-12,771	-963	-256	2,236	3,009

Taxes	176	1,916	-634	76	-670	-903

Net income	-996	-10,855	-1,597	-180	1,566	2,106
Net income attributable to:
Stockholders of the Parent Company	-1,010	-10,897	-1,604	-233	1,587	1,966
Non-controlling interests	14	42	7	53	-21	140
Other information
Average number of shares, basic (million)	3,275	3,272	3,268	3,264	3,261	3,258
Earnings per share, basic (SEK) 1)	-0.31	-3.33	-0.49	-0.07	0.49	0.60
Earnings per share, diluted (SEK) 1)	-0.30	-3.29	-0.48	-0.07	0.48	0.60

1)	Based on Net income attributable to stockholders of the Parent Company.

21      Ericsson  |  Second Quarter Report 2017

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	-996	-10,855	-1,597	-180	1,566	2,106
Adjustments to reconcile net income to cash
Taxes	-1,978	-4,345	-300	-1,282	-3,410	-1,208
Earnings/dividends in JV and associated companies	-8	-7	-21	22	73	-16
Depreciation, amortization and impairment losses	2,197	5,431	2,610	2,308	2,104	2,097
Other	-48	527	865	630	988	652

Net income reconciled to cash	-833	-9,249	1,557	1,498	1,321	3,631

Changes in operating net assets
Inventories	-1,146	-3,585	4,286	980	-1,667	-4,212
Customer finance, current and non-current	1,140	-834	-106	223	-816	-251
Trade receivables	450	2,397	3,713	-624	-564	3,408
Trade payables	41	626	3,306	-2,371	2,457	-617
Provisions and post-employment benefits	324	4,645	2,772	130	218	-14
Other operating assets and liabilities, net	25	4,459	3,884	-2,153	-1,662	-4,317

	834	7,708	17,855	-3,815	-2,034	-6,003

Cash flow from operating activities	1	-1,541	19,412	-2,317	-713	-2,372

Investing activities
Investments in property, plant and equipment	-1,018	-1,015	-1,699	-1,384	-1,572	-1,474
Sales of property, plant and equipment	37	69	277	111	50	44
Acquisitions/divestments of subsidiaries and other operations, net	9	3	-50	16	-480	-108
Product development	-315	-865	-1,291	-885	-1,099	-1,208
Other investing activities	-42	110	-2,341	-508	-890	735
Interest-bearing securities	-676	-11,886	-1,505	610	5,355	1,013

Cash flow from investing activities	-2,005	-13,584	-6,609	-2,040	1,364	-998

Cash flow before financing activities	-2,004	-15,125	12,803	-4,357	651	-3,370

Financing activities
Dividends paid	-3,274	-4	—	-163	-12,067	-33
Other financing activities	-5,636	10,902	-1,039	-1,295	2,761	94

Cash flow from financing activities	-8,910	10,898	-1,039	-1,458	-9,306	61

Effect of exchange rate changes on cash	-594	215	801	1,285	1,652	-981

Net change in cash and cash equivalents	-11,508	-4,012	12,565	-4,530	-7,003	-4,290

Cash and cash equivalents, beginning of period	32,954	36,966	24,401	28,931	35,934	40,224

Cash and cash equivalents, end of period	21,446	32,954	36,966	24,401	28,931	35,934

22      Ericsson  |  Second Quarter Report 2017

PARENT COMPANY INCOME STATEMENT

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—

Gross income	—	—	—	—	—

Operating expenses	-355	-267	-644	-490	-1,185
Other operating income and expenses	618	616	1,190	1,190	2,698

Operating income	263	349	546	700	1,513

Financial net	2,040	12,496	1,709	12,507	14,039

Income after financial items	2,303	12,845	2,255	13,207	15,552

Transfers to (–) / from untaxed reserves	-120	—	-120	—	-1,100
Taxes	22	-89	12	-134	-206

Net income	2,205	12,756	2,147	13,073	14,246

PARENT COMPANY STATEMENT OF COMPREHENSIVE INCOME

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Net income	2,205	12,756	2,147	13,073	14,246
Available-for-sale financial assets
Gains/losses arising during the period	41	—	73	—	-7
Reclassification adjustments on gains/losses included in profit or loss	2	—	5	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	-5	-5
Tax on items that may be reclassified to profit or loss	-9	—	-17	—	—

Total other comprehensive income, net of tax	34	—	61	-5	-12

Total comprehensive income	2,239	12,756	2,208	13,068	14,234

23      Ericsson  |  Second Quarter Report 2017

PARENT COMPANY BALANCE SHEET

SEK million	Jun 30 2017	Dec 31 2016

ASSETS
Fixed assets
Intangible assets	434	547
Tangible assets	435	396
Financial assets*	125,614	111,981

	126,483	112,924

Current assets
Inventories	1	3
Receivables	33,685	38,476
Short-term investments	10,414	12,991
Cash and cash equivalents	8,598	22,311

	52,698	73,781

Total assets	179,181	186,705

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,164	48,148
Non-restricted equity	43,712	44,753

	91,876	92,901

Provisions	656	885
Non-current liabilities	58,857	50,428
Current liabilities	27,792	42,491

Total stockholders’ equity, provisions and liabilities	179,181	186,705

* Of which interest-bearing securities, non-current	22,122	7,586

24      Ericsson  |  Second Quarter Report 2017

ADDITIONAL INFORMATION

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2016, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per June 30, 2017 and IFRS as endorsed by the EU.

None of the new or amended standards and interpretations that became effective January 1, 2017, have had a significant impact on the financial result or position of the Company.

25      Ericsson  |  Second Quarter Report 2017

NET SALES BY SEGMENT BY QUARTER*

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	36,839	34,860	47,791	37,020	40,245	39,935
Of which products	20,786	19,410	27,519	19,249	23,037	22,795
Of which services	16,053	15,450	20,272	17,771	17,208	17,140
IT & Cloud	10,888	9,545	14,884	11,716	11,500	9,830
Of which products	5,065	4,103	6,682	5,479	5,298	4,773
Of which services	5,823	5,442	8,202	6,237	6,202	5,057
Other	2,212	1,964	2,540	2,340	2,363	2,444

Total	49,939	46,369	65,215	51,076	54,108	52,209

	2017		2016
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	6%	-27%	29%	-8%	1%	—
Of which products	7%	-29%	43%	-16%	1%	—
Of which services	4%	-24%	14%	3%	0%	—
IT & Cloud	14%	-36%	27%	2%	17%	—
Of which products	23%	-39%	22%	3%	11%	—
Of which services	7%	-34%	32%	1%	23%	—
Other	13%	-23%	9%	-1%	-3%	—

Total	8%	-29%	28%	-6%	4%	-29%

	2017		2016
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-8%	-13%	—	—	—	—
Of which products	-10%	-15%	—	—	—	—
Of which services	-7%	-10%	—	—	—	—
IT & Cloud	-5%	-3%	—	—	—	—
Of which products	-4%	-14%	—	—	—	—
Of which services	-6%	8%	—	—	—	—
Other	-6%	-20%	—	—	—	—

Total	-8%	-11%	-11%	-14%	-11%	-2%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	71,699	34,860	164,991	117,200	80,180	39,935
Of which products	40,196	19,410	92,600	65,081	45,832	22,795
Of which services	31,503	15,450	72,391	52,119	34,348	17,140
IT & Cloud	20,433	9,545	47,930	33,046	21,330	9,830
Of which products	9,168	4,103	22,232	15,550	10,071	4,773
Of which services	11,265	5,442	25,698	17,496	11,259	5,057
Other	4,176	1,964	9,687	7,147	4,807	2,444

Total	96,308	46,369	222,608	157,393	106,317	52,209

	2017		2016
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-11%	-13%	-11%	—	—	—
Of which products	-12%	-15%	-12%	—	—	—
Of which services	-8%	-10%	-8%	—	—	—
IT & Cloud	-4%	-3%	-7%	—	—	—
Of which products	-9%	-14%	-16%	—	—	—
Of which services	0%	8%	1%	—	—	—
Other	-13%	-20%	-7%	—	—	—

Total	-9%	-11%	-10%	-9%	-7%	-2%

*	Net sales by segment has been restated for each quarter of 2016 and for the full year 2015. Comparisons against isolated quarters in 2015 are not available by segment. As of Q2 2017, the former Media segment was renamed to “Other”.

26      Ericsson  |  Second Quarter Report 2017

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY*

	2017		2016
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7%	-27%	—	—	—	—
IT & Cloud	16%	-35%	—	—	—	—
Other	13%	-23%	—	—	—	—

Total	9%	-29%	23%	-9%	6%	-28%

	2017		2016
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-14%	-18%	—	—	—	—
IT & Cloud	-10%	-7%	—	—	—	—
Other	-11%	-22%	—	—	—	—

Total	-13%	-16%	-15%	-14%	-7%	-1%

	2017		2016
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-16%	-18%	—	—	—	—
IT & Cloud	-8%	-7%	—	—	—	—
Other	-17%	-22%	—	—	—	—

Total	-15%	-16%	-10%	-8%	-4%	-1%

*	Sales growth adjusted for comparable units and currency has not been restated by segment for 2016.

GROSS INCOME AND GROSS MARGIN BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	10,357	7,980	11,783	9,867	12,522	13,011
IT & Cloud	2,828	-2,100	4,676	3,833	4,061	3,281
Other	748	558	561	760	912	1,098

Total	13,933	6,438	17,020	14,460	17,495	17,390

	2017		2016
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1

Networks	28%	23%	25%	27%	31%	33%
IT & Cloud	26%	-22%	31%	33%	35%	33%
Other	34%	28%	22%	32%	39%	45%

Total	28%	14%	26%	28%	32%	33%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	18,337	7,980	47,183	35,400	25,533	13,011
IT & Cloud	728	-2,100	15,851	11,175	7,342	3,281
Other	1,306	558	3,331	2,770	2,010	1,098

Total	20,371	6,438	66,365	49,345	34,885	17,390

	2017		2016
Year to date, As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	26%	23%	29%	30%	32%	33%
IT & Cloud	4%	-22%	33%	34%	34%	33%
Other	31%	28%	34%	39%	42%	45%

Total	21%	14%	30%	31%	33%	33%

27      Ericsson  |  Second Quarter Report 2017

OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2,603	-538	2,380	2,839	4,789	5,762
IT & Cloud	-2,869	-8,997	-1,819	-1,740	-1,546	-1,977
Other	-967	-2,804	-841	-758	-480	-310

Total	-1,233	-12,339	-280	341	2,763	3,475

	2017		2016
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7%	-2%	5%	8%	12%	14%
IT & Cloud	-26%	-94%	-12%	-15%	-13%	-20%
Other	-44%	-143%	-33%	-32%	-20%	-13%

Total	-2%	-27%	0%	1%	5%	7%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2,065	-538	15,770	13,390	10,551	5,762
IT & Cloud	-11,866	-8,997	-7,082	-5,263	-3,523	-1,977
Other	-3,771	-2,804	-2,389	-1,548	-790	-310

Total	-13,572	-12,339	6,299	6,579	6,238	3,475

	2017		2016
Year to date As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3%	-2%	10%	11%	13%	14%
IT & Cloud	-58%	-94%	-15%	-16%	-17%	-20%
Other	-90%	-143%	-25%	-22%	-16%	-13%

Total	-14%	-27%	3%	4%	6%	7%

EBITA AND EBITA MARGIN

BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2,687	-353	2,586	3,042	4,994	5,970
IT & Cloud	-2,640	-8,237	-1,571	-1,443	-1,306	-1,713
Other	-835	-1,874	-655	-567	-290	-98

Total	-788	-10,464	360	1,032	3,398	4,159

	2017		2016
Isolated quarters As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7%	-1%	5%	8%	12%	15%
IT & Cloud	-24%	-86%	-11%	-12%	-11%	-17%
Other	-38%	-95%	-26%	-24%	-12%	-4%

Total	-2%	-23%	1%	2%	6%	8%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2,334	-353	16,592	14,006	10,964	5,970
IT & Cloud	-10,877	-8,237	-6,033	-4,462	-3,019	-1,713
Other	-2,709	-1,874	-1,610	-955	-388	-98

Total	-11,252	-10,464	8,949	8,589	7,557	4,159

	2017		2016
Year to date As a percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3%	-1%	10%	12%	14%	15%
IT & Cloud	-53%	-86%	-13%	-14%	-14%	-17%
Other	-65%	-95%	-17%	-13%	-8%	-4%

Total	-12%	-23%	4%	5%	7%	8%

28      Ericsson  |  Second Quarter Report 2017

NET SALES BY MARKET AREA BY QUARTER*

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	7,730	8,009	9,718	7,678	7,730	7,905
North East Asia	5,853	5,561	9,623	6,122	6,041	5,579
North America	12,457	11,811	14,851	13,178	13,358	13,147
Europe and Latin America 1) 2)	15,231	12,707	19,128	15,104	17,082	15,100
Middle East and Africa	6,018	5,414	9,129	6,298	7,239	5,699
Other 1) 2)	2,650	2,867	2,766	2,696	2,658	4,779

Total	49,939	46,369	65,215	51,076	54,108	52,209

1) Of which in Sweden	701	925	843	690	477	1,113
2) Of which in EU	8,840	8,239	11,154	8,507	9,635	9,229

	2017		2016
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	-3%	-18%	27%	-1%	-2%	-7%
North East Asia	5%	-42%	57%	1%	8%	-37%
North America	5%	-20%	13%	-1%	2%	-21%
Europe and Latin America 1) 2)	20%	-34%	27%	-12%	13%	-31%
Middle East and Africa	11%	-41%	45%	-13%	27%	-36%
Other 1) 2)	-8%	4%	3%	1%	-44%	-44%

Total	8%	-29%	28%	-6%	4%	-29%

1) Of which in Sweden	-24%	10%	22%	45%	-57%	15%
2) Of which in EU	7%	-26%	31%	-12%	4%	-27%

	2017		2016
Year-over-year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	0%	1%	14%	-9%	-3%	1%
North East Asia	-3%	0%	8%	-4%	-13%	-7%
North America	-7%	-10%	-11%	-8%	-8%	8%
Europe and Latin America 1) 2)	-11%	-16%	-13%	-20%	-12%	-15%
Middle East and Africa	-17%	-5%	2%	-25%	-21%	-15%
Other 1) 2)	0%	-40%	-67%	-6%	-3%	54%

Total	-8%	-11%	-11%	-14%	-11%	-2%

1) Of which in Sweden	47%	-17%	-13%	-39%	-20%	2%
2) Of which in EU	-8%	-11%	-12%	-20%	-16%	-15%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	15,739	8,009	33,031	23,313	15,635	7,905
North East Asia	11,414	5,561	27,365	17,742	11,620	5,579
North America	24,268	11,811	54,534	39,683	26,505	13,147
Europe and Latin America 1) 2)	27,938	12,707	66,414	47,286	32,182	15,100
Middle East and Africa	11,432	5,414	28,365	19,236	12,938	5,699
Other 1) 2)	5,517	2,867	12,899	10,133	7,437	4,779

Total	96,308	46,369	222,608	157,393	106,317	52,209

1) Of which in Sweden	1,626	925	3,123	2,280	1,590	1,113
2) Of which in EU	17,079	8,239	38,525	27,371	18,864	9,229

	2017		2016
Year to date, year-over-year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	1%	1%	1%	-4%	-1%	1%
North East Asia	-2%	0%	-3%	-8%	-10%	-7%
North America	-8%	-10%	-6%	-3%	-1%	8%
Europe and Latin America 1) 2)	-13%	-16%	-15%	-15%	-13%	-15%
Middle East and Africa	-12%	-5%	-15%	-21%	-18%	-15%
Other 1) 2)	-26%	-40%	-25%	16%	27%	54%

Total	-9%	-11%	-10%	-9%	-7%	-2%

1) Of which in Sweden	2%	-17%	-18%	-19%	-6%	2%
2) Of which in EU	-9%	-11%	-15%	-17%	-16%	-15%

*	As of Q2 2017, net sales by geographical area has been restated using the new structure of five Market Areas + Other, replacing the previous structure of 10 regions + Other. Broadcast services, reported as Region Other during 2016, is now reported per geographical area. In addition, part of the business related to former Telcordia, reported per geographical area during 2016, has been transferred to Other. All changes have been applied retrospectively to ensure valid comparisons between periods.

29      Ericsson  |  Second Quarter Report 2017

TOP 5 COUNTRIES IN SALES

Country	Q2		Jan-Jun
Percentage of Net sales	2017	2016	2017	2016

United States	26%	26%	26%	26%
China	9%	8%	8%	9%
India	4%	5%	5%	5%
Australia	4%	3%	4%	2%
Japan	3%	2%	4%	3%

NET SALES BY MARKET AREA BY SEGMENT

	Q2 2017				Jan-Jun 2017
SEK million	Networks	IT & Cloud	Other	Total	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and India	6,292	1,319	119	7,730	12,945	2,597	197	15,739
North East Asia	4,118	1,693	42	5,853	8,743	2,582	89	11,414
North America	9,953	2,053	451	12,457	19,182	4,340	746	24,268
Europe and Latin America	10,513	3,865	853	15,231	19,099	7,191	1,648	27,938
Middle East and Africa	4,171	1,756	91	6,018	7,922	3,309	201	11,432
Other	1,792	202	656	2,650	3,808	414	1,295	5,517

Total	36,839	10,888	2,212	49,939	71,699	20,433	4,176	96,308

Share of total	74%	22%	4%	100%	75%	21%	4%	100%

	Q2 2017
Sequential change, percent	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and India	-5%	3%	53%	-3%
North East Asia	-11%	90%	-11%	5%
North America	8%	-10%	53%	5%
Europe and Latin America	22%	16%	7%	20%
Middle East and Africa	11%	13%	-17%	11%
Other	-11%	-5%	3%	-8%

Total	6%	14%	13%	8%

	Q2 2017				Jan-Jun 2017
Year over year change, percent	Networks	IT & Cloud	Other	Total	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and India	-2%	10%	7%	0%	-1%	9%	1%	1%
North East Asia	-12%	25%	20%	-3%	-2%	-1%	11%	-2%
North America	-5%	-11%	-23%	-7%	-10%	8%	-33%	-8%
Europe and Latin America	-11%	-12%	-10%	-11%	-15%	-9%	-13%	-13%
Middle East and Africa	-19%	-13%	23%	-17%	-13%	-10%	19%	-12%
Other	0%	-19%	7%	0%	-29%	-40%	-5%	-26%

Total	-8%	-5%	-6%	-8%	-11%	-4%	-13%	-9%

IPR LICENSING REVENUES BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,562	1,609	1,612	1,610	1,724	3,064
IT & Cloud	195	201	202	201	216	383
Other	195	201	202	201	216	383

Total	1,952	2,011	2,016	2,012	2,156	3,830

	2017		2016
Year to date, SEK million,	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3,171	1,609	8,010	6,398	4,788	3,064
IT & Cloud	396	201	1,002	800	599	383
Other	396	201	1,002	800	599	383

Total	3,963	2,011	10,014	7,998	5,986	3,830

30      Ericsson  |  Second Quarter Report 2017

PROVISIONS

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	10,560	6,357	3,245	3,387	3,532	3,838
Additions	1,403	6,365	4,349	666	839	492
Utilization/Cash out	-1,324	-2,085	-976	-716	-794	-667
Of which restructuring	-1,075	-1,586	-785	-529	-639	-487
Reversal of excess amounts	-65	-66	-253	-129	-240	-67
Reclassification, translation difference and other	-162	-11	-8	37	50	-64

Closing balance	10,412	10,560	6,357	3,245	3,387	3,532

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	6,357	6,357	3,838	3,838	3,838	3,838
Additions	7,768	6,365	6,346	1,997	1,331	492
Utilization/Cash out	-3,409	-2,085	-3,153	-2,177	-1,461	-667
Of which restructuring	-2,661	-1,586	-2,440	-1,655	-1,126	-487
Reversal of excess amounts	-131	-66	-689	-436	-307	-67
Reclassification, translation difference and other	-173	-11	15	23	-14	-64

Closing balance	10,412	10,560	6,357	3,245	3,387	3,532

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,018	1,015	1,699	1,384	1,572	1,474
Capitalized development expenses 1)	315	865	1,291	885	1,099	1,208
IPR, brands and other intangible assets	19	1	0	-4	13	5

Total	1,352	1,881	2,990	2,265	2,684	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	1,061	1,075	1,318	1,106	1,083	1,062
Capitalized development expenses	690	2,481	652	511	386	351
IPR, brands and other intangible assets	446	1,875	640	691	635	684

Total	2,197	5,431	2,610	2,308	2,104	2,097

1)	Including reclassification

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	2,033	1,015	6,129	4,430	3,046	1,474
Capitalized development expenses 1)	1,180	865	4,483	3,192	2,307	1,208
IPR, brands and other intangible assets	20	1	14	14	18	5

Total	3,233	1,881	10,626	7,636	5,371	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	2,136	1,075	4,569	3,251	2,145	1,062
Capitalized development expenses	3,171	2,481	1,900	1,248	737	351
IPR, brands and other intangible assets	2,321	1,875	2,650	2,010	1,319	684

Total	7,628	5,431	9,119	6,509	4,201	2,097

1)	Including reclassification

31      Ericsson  |  Second Quarter Report 2017

OTHER INFORMATION

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,331	3,334	3,331	3,331
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,072	3,069	3,072	3,069	3,069
Number of treasury shares, end of period (million)	58	69	58	69	62
Number of shares outstanding, basic, end of period (million)	3,276	3,262	3,276	3,262	3,269
Numbers of shares outstanding, diluted, end of period (million)	3,319	3,298	3,319	3,298	3,309
Average number of treasury shares (million)	58	55	59	55	60
Average number of shares outstanding, basic (million)	3,275	3,261	3,273	3,259	3,263
Average number of shares outstanding, diluted (million) 1)	3,318	3,297	3,316	3,296	3,303
Earnings per share, basic (SEK)	-0.31	0.49	-3.64	1.09	0.53
Earnings per share, diluted (SEK) 1)	-0.30	0.48	-3.59	1.08	0.52
Earnings per share (Non-IFRS), diluted (SEK) 2)	0.17	0.83	-2.25	1.70	2.66

Ratios
Days sales outstanding	—	—	114	115	95
Inventory turnover days	86	83	78	81	69
Payable days	64	56	60	59	56
Equity ratio (%)	—	—	45.0%	49.3%	49.6%
Return on equity (%)	-3.2%	4.5%	-18.1%	5.0%	1.2%
Return on capital employed (%)	-2.7%	6.0%	-14.8%	6.5%	3.2%
Capital turnover (times)	1.1	1.1	1.0	1.1	1.2
Cash conversion (%)	-0.1%	-54.0%	15.3%	-62.3%	175.0%

Exchange rates used in the consolidation
SEK/EUR- closing rate	—	—	9.65	9.42	9.56
SEK/USD- closing rate	—	—	8.46	8.45	9.06

Other
Regional inventory, end of period	19,552	18,749	19,552	18,749	16,231
Export sales from Sweden	21,697	27,797	43,157	51,051	107,036

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

NUMBER OF EMPLOYEES

	2017		2016
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	26,748	27,221	26,570	26,453	26,725	26,602
North East Asia	12,972	12,962	13,042	13,434	13,547	13,623
North America	11,073	11,253	11,547	12,229	13,838	14,081
Europe and Latin America 1)	53,173	54,194	54,873	56,035	56,477	55,009
Middle East and Africa	5,161	5,268	5,432	5,646	5,920	5,985

Total	109,127	110,898	111,464	113,797	116,507	115,300

1) Of which in Sweden	14,483	14,712	15,303	15,872	16,190	16,290

32      Ericsson  |  Second Quarter Report 2017

ITEMS EXCLUDING

RESTRUCTURING CHARGES

RESTRUCTURING CHARGES BY FUNCTION

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-927	-1,460	-2,140	-546	-461	-328
Research and development expenses	-344	-214	-1,531	-529	-422	-257
Selling and administrative expenses	-243	-69	-978	-190	-138	-47

Total	-1,514	-1,743	-4,649	-1,265	-1,021	-632

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-2,387	-1,460	-3,475	-1,335	-789	-328
Research and development expenses	-558	-214	-2,739	-1,208	-679	-257
Selling and administrative expenses	-312	-69	-1,353	-375	-185	-47

Total	-3,257	-1,743	-7,567	-2,918	-1,653	-632

RESTRUCTURING CHARGES BY SEGMENT

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-930	-1,447	-2,430	-557	-472	-434
of which cost of sales	-616	-1,254	-1,341	-365	-342	-250
of which operating expenses	-314	-193	-1,089	-192	-130	-184
IT & Cloud	-454	-241	-1,810	-604	-478	-191
of which cost of sales	-248	-168	-671	-109	-106	-76
of which operating expenses	-206	-73	-1,139	-495	-372	-115
Other	-130	-55	-409	-104	-71	-7
of which cost of sales	-63	-38	-128	-72	-13	-2
of which operating expenses	-67	-17	-281	-32	-58	-5

Total	-1,514	-1,743	-4,649	-1,265	-1,021	-632

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-2,377	-1,447	-3,893	-1,463	-906	-434
of which cost of sales	-1,870	-1,254	-2,298	-957	-592	-250
of which operating expenses	-507	-193	-1,595	-506	-314	-184
IT & Cloud	-695	-241	-3,083	-1,273	-669	-191
of which cost of sales	-416	-168	-962	-291	-182	-76
of which operating expenses	-279	-73	-2,121	-982	-487	-115
Other	-185	-55	-591	-182	-78	-7
of which cost of sales	-101	-38	-215	-87	-15	-2
of which operating expenses	-84	-17	-376	-95	-63	-5

Total	-3,257	-1,743	-7,567	-2,918	-1,653	-632

33      Ericsson  |  Second Quarter Report 2017

GROSS INCOME AND GROSS MARGIN

EXCLUDING RESTRUCTURING BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	10,973	9,234	13,124	10,232	12,864	13,261
IT & Cloud	3,076	-1,932	5,347	3,942	4,167	3,357
Other	811	596	689	832	925	1,100

Total	14,860	7,898	19,160	15,006	17,956	17,718

	2017		2016
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1

Networks	30%	26%	27%	28%	32%	33%
IT & Cloud	28%	-20%	36%	34%	36%	34%
Other	37%	30%	27%	36%	39%	45%

Total	30%	17%	29%	29%	33%	34%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	20,207	9,234	49,481	36,357	26,125	13,261
IT & Cloud	1,144	-1,932	16,813	11,466	7,524	3,357
Other	1,407	596	3,546	2,857	2,025	1,100

Total	22,758	7,898	69,840	50,680	35,674	17,718

	2017		2016
Year to date, As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	28%	26%	30%	31%	33%	33%
IT & Cloud	6%	-20%	35%	35%	35%	34%
Other	34%	30%	37%	40%	42%	45%

Total	24%	17%	31%	32%	34%	34%

OPERATING INCOME AND OPERATING MARGIN

EXCLUDING RESTRUCTURING BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	3,533	909	4,810	3,396	5,261	6,196
IT & Cloud	-2,415	-8,756	-9	-1,136	-1,068	-1,786
Other	-837	-2,749	-432	-654	-409	-303

Total	281	-10,596	4,369	1,606	3,784	4,107

	2017		2016
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1

Networks	10%	3%	10%	9%	13%	16%
IT & Cloud	-22%	-92%	0%	-10%	-9%	-18%
Other	-38%	-140%	-17%	-28%	-17%	-12%

Total	1%	-23%	7%	3%	7%	8%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,442	909	19,663	14,853	11,457	6,196
IT & Cloud	-11,171	-8,756	-3,999	-3,990	-2,854	-1,786
Other	-3,586	-2,749	-1,798	-1,366	-712	-303

Total	-10,315	-10,596	13,866	9,497	7,891	4,107

	2017		2016
Year to date, As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6%	3%	12%	13%	14%	16%
IT & Cloud	-55%	-92%	-8%	-12%	-13%	-18%
Other	-86%	-140%	-19%	-19%	-15%	-12%

Total	-11%	-23%	6%	6%	7%	8%

34      Ericsson  |  Second Quarter Report 2017

ALTERNATIVE PERFORMANCE MEASURES

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2016.

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2017		2016
Isolated quarter, sequential change	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	49,939	46,369	65,215	51,076	54,108	52,209
Acquired/divested business	—	—	—	-63	-35	—
Net FX impact	509	234	-2,446	-1,924	1,221	766
Comparable net sales, excluding FX impact	50,448	46,603	62,769	49,089	55,294	52,975
Sales growth adjusted for comparable units and currency (%)	9%	-29%	23%	-9%	6%	-28%

	2017		2016
Isolated quarter, year over year change	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	49,939	46,369	65,215	51,076	54,108	52,209
Acquired/divested business	—	—	-49	-96	-95	-73
Net FX impact	-3,006	-2,435	-2,528	-200	2,329	655
Comparable net sales, excluding FX impact	46,933	43,934	62,638	50,780	56,342	52,791
Sales growth adjusted for comparable units and currency (%)	-13%	-16%	-15%	-14%	-7%	-1%

	2017		2016
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	96,308	46,369	222,608	157,393	106,317	52,209
Acquired/divested business	—	—	-313	-264	-168	-73
Net FX impact	-5,441	-2,435	254	2,783	2,983	655
Comparable net sales, excluding FX impact	90,867	43,934	222,549	159,912	109,132	52,791
Sales growth adjusted for comparable units and currency (%)	-15%	-16%	-10%	-8%	-4%	-1%

35      Ericsson  |  Second Quarter Report 2017

ITEMS EXCLUDING RESTRUCTURING CHARGES

Gross income, operating expenses, and operating income are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	13,933	6,438	17,020	14,460	17,495	17,390
Net sales	49,939	46,369	65,215	51,076	54,108	52,209
Gross margin (%)	27.9%	13.9%	26.1%	28.3%	32.3%	33.3%
Gross income	13,933	6,438	17,020	14,460	17,495	17,390
Restructuring charges included in cost of sales	927	1,460	2,140	546	461	328
Gross income, excluding restructuring charges	14,860	7,898	19,160	15,006	17,956	17,718

Net sales	49,939	46,369	65,215	51,076	54,108	52,209
Gross margin, excluding restructuring charges (%)	29.8%	17.0%	29.4%	29.4%	33.2%	33.9%
Operating expenses	-15,417	-18,929	-17,689	-14,093	-14,514	-14,205
Restructuring charges included in R&D expenses	344	214	1,531	529	422	257
Restructuring charges included in selling and administrative expenses	243	69	978	190	138	47
Operating expenses, excluding restructuring charges	-14,830	-18,646	-15,180	-13,374	-13,954	-13,901
Operating income	-1,233	-12,339	-280	341	2,763	3,475
Net sales	49,939	46,369	65,215	51,076	54,108	52,209
Operating margin (%)	-2.5%	-26.6%	-0.4%	0.7%	5.1%	6.7%
Operating income	-1,233	-12,339	-280	341	2,763	3,475
Total restructuring charges	1,514	1,743	4,649	1,265	1,021	632
Operating income, excluding restructuring charges	281	-10,596	4,369	1,606	3,784	4,107

Net sales	49,939	46,369	65,215	51,076	54,108	52,209
Operating margin, excluding restructuring charges (%)	0.6%	-22.9%	6.7%	3.1%	7.0%	7.9%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	20,371	6,438	66,365	49,345	34,885	17,390
Net sales	96,308	46,369	222,608	157,393	106,317	52,209
Gross margin (%)	21.2%	13.9%	29.8%	31.4%	32.8%	33.3%
Gross income	20,371	6,438	66,365	49,345	34,885	17,390
Restructuring charges included in cost of sales	2,387	1,460	3,475	1,335	789	328
Gross income, excluding restructuring charges	22,758	7,898	69,840	50,680	35,674	17,718

Net sales	96,308	46,369	222,608	157,393	106,317	52,209
Gross margin, excluding restructuring charges (%)	23.6%	17.0%	31.4%	32.2%	33.6%	33.9%
Operating expenses	-34,346	-18,929	-60,501	-42,812	-28,719	-14,205
Restructuring charges included in R&D expenses	558	214	2,739	1,208	679	257
Restructuring charges included in selling and administrative expenses	312	69	1,353	375	185	47
Operating expenses, excluding restructuring charges	-33,476	-18,646	-56,409	-41,229	-27,855	-13,901
Operating income	-13,572	-12,339	6,299	6,579	6,238	3,475
Net sales	96,308	46,369	222,608	157,393	106,317	52,209
Operating margin (%)	-14.1%	-26.6%	2.8%	4.2%	5.9%	6.7%
Operating income	-13,572	-12,339	6,299	6,579	6,238	3,475
Total restructuring charges	3,257	1,743	7,567	2,918	1,653	632
Operating income, excluding restructuring charges	-10,315	-10,596	13,866	9,497	7,891	4,107

Net sales	96,308	46,369	222,608	157,393	106,317	52,209
Operating margin, excluding restructuring charges (%)	-10.7%	-22.9%	6.2%	6.0%	7.4%	7.9%

36      Ericsson  |  Second Quarter Report 2017

EBITA AND EBITA MARGIN

Earnings before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net income	-996	-10,855	-1,597	-180	1,566	2,106
Taxes	-176	-1,916	634	-76	670	903
Financial income and expenses	-61	432	683	597	527	466
Amortization and write-downs of acquired intangibles	445	1,875	640	691	635	684
EBITA	-788	-10,464	360	1,032	3,398	4,159
Net sales	49,939	46,369	65,215	51,076	54,108	52,209
EBITA margin (%)	-2%	-23%	1%	2%	6%	8%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	-11,851	-10,855	1,895	3,492	3,672	2,106
Taxes	-2,092	-1,916	2,131	1,497	1,573	903
Financial income and expenses	371	432	2,273	1,590	993	466
Amortization and write-downs of acquired intangibles	2,320	1,875	2,650	2,010	1,319	684
EBITA	-11,252	-10,464	8,949	8,589	7,557	4,159
Net sales	96,308	46,369	222,608	157,393	106,317	52,209
EBITA margin (%)	-12%	-23%	4%	5%	7%	8%

CASH CONVERSION

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as a percentage.

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net income	-996	-10,855	-1,597	-180	1,566	2,106
Net income reconciled to cash	-833	-9,249	1,557	1,498	1,321	3,631
Cash flow from operating activities	1	-1,541	19,412	-2,317	-713	-2,372
Cash conversion (%)	-0.1%	16.7%	1,246.8%	-154.7%	-54.0%	-65.3%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	-11,851	-10,855	1,895	3,492	3,672	2,106
Net income reconciled to cash	-10,082	-9,249	8,007	6,450	4,952	3,631
Cash flow from operating activities	-1,540	-1,541	14,010	-5,402	-3,085	-2,372
Cash conversion (%)	15.3%	16.7%	175.0%	-83.8%	-62.3%	-65.3%

GROSS CASH AND NET CASH, END OF PERIOD

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest–bearing liabilities (which include: non-current borrowings and current borrowings).

	2017		2016
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	21,446	32,954	36,966	24,401	28,931	35,934
+ Interest-bearing securities, current	10,754	13,548	13,325	18,663	19,846	25,077
+ Interest-bearing securities, non-current	22,122	19,124	7,586	540	—	—
Gross cash, end of period	54,322	65,626	57,877	43,604	48,777	61,011
– Borrowings, current	3,230	9,514	8,033	9,007	9,653	2,414
– Borrowings, non-current	27,100	27,823	18,653	18,283	18,164	22,110
Net cash, end of period	23,992	28,289	31,191	16,314	20,960	36,487

37      Ericsson  |  Second Quarter Report 2017

CAPITAL EMPLOYED

Total assets less non-interest-bearing provisions and liabilities.

	2017		2016
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	274,931	292,207	283,347	275,718	277,387	280,325
Non-interest-bearing provisions and liabilities
Provisions, non-current	4,794	4,867	946	170	245	158
Deferred tax liabilities	1,838	1,888	2,147	2,052	2,036	2,098
Other non-current liabilities	2,602	2,699	2,621	2,127	2,030	1,834
Provisions, current	5,618	5,694	5,411	3,075	3,142	3,374
Trade payables	25,025	25,814	25,318	21,633	23,709	21,549
Other current liabilities	57,345	63,293	56,003	52,896	54,394	55,429
Capital employed	177,709	187,952	190,901	193,765	191,831	195,883

CAPITAL TURNOVER

Annualized net sales divided by average capital employed.

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	49,939	46,369	65,215	51,076	54,108	52,209
Annualized net sales	199,756	185,476	260,860	204,304	216,432	208,836
Average capital employed
Capital employed at beginning of period	187,952	190,901	193,765	191,831	195,883	195,150
Capital employed at end of period	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	182,831	189,427	192,333	192,798	193,857	195,517
Capital turnover (times)	1.1	1.0	1.4	1.1	1.1	1.1

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	96,308	46,369	222,608	157,393	106,317	52,209
Annualized net sales	192,616	185,476	222,608	209,857	212,634	208,836
Average capital employed
Capital employed at beginning of period	190,901	190,901	195,150	195,150	195,150	195,150
Capital employed at end of period	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	184,305	189,427	193,026	194,458	193,491	195,517
Capital turnover (times)	1.0	1.0	1.2	1.1	1.1	1.1

RETURN ON CAPITAL EMPLOYED

The annualized total of operating income plus financial income as a percentage of average capital employed.

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Operating income	-1,233	-12,339	-280	341	2,763	3,475
Financial income	-22	-82	61	-226	139	-89
Annualized operating income + financial income	-5,020	-49,684	-876	460	11,608	13,540
Average capital employed
Capital employed at beginning of period	187,952	190,901	193,765	191,831	195,883	195,150
Capital employed at end of period	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	182,831	189,427	192,333	192,798	193,857	195,517
Return on capital employed (%)	-2.7%	-26.2%	-0.5%	0.2%	6.0%	6.9%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Operating income	-13,572	-12,339	6,299	6,579	6,238	3,475
Financial income	-104	-82	-115	-176	50	-89
Annualized operating income + financial income	-27,352	-49,684	6,184	8,537	12,576	13,540
Average capital employed
Capital employed at beginning of period	190,901	190,901	195,150	195,150	195,150	195,150
Capital employed at end of period	177,709	187,952	190,901	193,765	191,831	195,883
Average capital employed	184,305	189,427	193,026	194,458	193,491	195,517
Return on capital employed (%)	-14.8%	-26.2%	3.2%	4.4%	6.5%	6.9%

38      Ericsson  |  Second Quarter Report 2017

EQUITY RATIO

Equity, expressed as a percentage of total assets.

	2017		2016
SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Total equity	123,755	126,841	140,492	134,012	136,691	145,644
Total assets	274,931	292,207	283,347	275,718	277,387	280,325
Equity ratio (%)	45.0%	43.4%	49.6%	48.6%	49.3%	52.0%

RETURN ON EQUITY

Annualized net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net income attributable to stockholders of the parent company	-1,010	-10,897	-1,604	-233	1,587	1,966
Annualized	-4,040	-43,588	-6,416	-932	6,348	7,864
Average stockholders’ equity
Stockholders’ equity, beginning of period	126,105	139,817	133,138	135,746	144,699	146,525
Stockholders’ equity, end of period	123,045	126,105	139,817	133,138	135,746	144,699
Average stockholders’ equity	124,575	132,961	136,478	134,442	140,223	145,612
Return on equity (%)	-3.2%	-32.8%	-4.7%	-0.7%	4.5%	5.4%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income attributable to stockholders of the parent company	-11,907	-10,897	1,716	3,320	3,553	1,966
Annualized	-23,814	-43,588	1,716	4,427	7,106	7,864
Average stockholders’ equity
Stockholders’ equity, beginning of period	139,817	139,817	146,525	146,525	146,525	146,525
Stockholders’ equity, end of period	123,045	126,105	139,817	133,138	135,746	144,699
Average stockholders’ equity	131,431	132,961	143,171	139,832	141,136	145,612
Return on equity (%)	-18.1%	-32.8%	1.2%	3.2%	5.0%	5.4%

EARNINGS PER SHARE (NON-IFRS)

EPS, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2017		2016
Isolated quarters, SEK	Q2	Q1	Q4	Q3	Q2	Q1

EPS diluted	-0.30	-3.29	-0.48	-0.07	0.48	0.60
Restructuring charges	0.38	0.45	0.97	0.27	0.22	0.13
Amortization and write-downs of acquired intangibles	0.09	0.42	0.13	0.14	0.13	0.14
EPS (Non-IFRS)	0.17	-2.42	0.62	0.34	0.83	0.87

	2017		2016
Year to date, SEK	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

EPS diluted	-3.59	-3.29	0.52	1.01	1.08	0.60
Restructuring charges	0.83	0.45	1.59	0.62	0.35	0.13
Amortization and write-downs of acquired intangibles	0.51	0.42	0.55	0.41	0.27	0.14
EPS (Non-IFRS)	-2.25	-2.42	2.66	2.04	1.70	0.87

39      Ericsson  |  Second Quarter Report 2017

ITEMS EXCLUDING RESTRUCTURING, WRITE-DOWNS AS WELL AS PROVISIONS AND ADJUSTMENTS RELATED TO CERTAIN CUSTOMER PROJECTS

Net sales, gross income, research and development expenses, selling and administrative expenses and operating income are presented excluding restructuring charges, write-down of assets as well as provisions and adjustments related to certain customer projects. Numbers excluding these items are referred to as “adjusted”. Certain measures are also expressed as a percentage of adjusted net sales.

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	49,939	46,369	65,215	51,076	54,108	52,209
Adjustments related to certain customer projects	—	1,420	—	—	—	—
Adjusted net sales	49,939	47,789	65,215	51,076	54,108	52,209

Gross income	13,933	6,438	17,020	14,460	17,495	17,390
Restructuring charges included in cost of sales	927	1,460	2,140	546	461	328
Provisions and adjustments related to certain customer projects impacting gross income	—	6,697	—	—	—	—
Adjusted gross income	14,860	14,595	19,160	15,006	17,956	17,718

Adjusted net sales	49,939	47,789	65,215	51,076	54,108	52,209
Adjusted gross margin (%)	29.8%	30.5%	29.4%	29.4%	33.2%	33.9%

Research and development expenses	–8,365	–9,068	–8,890	–7,855	–7,405	–7,485
Restructuring charges included in R&D expenses	344	214	1,531	529	422	257
Write-down of assets included in R&D expenses	—	1,934	—	—	—	—
Provisions and adjustments related to certain customer projects included in R&D expenses	—	217	—	—	—	—
Adjusted research and development expenses	–8,021	–6,703	–7,359	–7,326	–6,983	–7,228

Selling and administrative expenses	–7,052	–9,861	–8,799	–6,238	–7,109	–6,720
Restructuring charges included in selling and administrative expenses	243	69	978	190	138	47
Write-down of assets included in selling and administrative expenses	—	1,362	—	—	—	—
Provisions and adjustments related to certain customer projects included in selling and administrative expenses	—	1,479	—	—	—	—
Adjusted selling and administrative expenses	–6,809	–6,951	–7,821	–6,048	–6,971	–6,673

Operating income	–1,233	–12,339	–280	341	2,763	3,475
Total restructuring charges	1,514	1,743	4,649	1,265	1,021	632
Total write-down of assets	—	3,296	—	—	—	—
Total provisions and adjustments related to certain customer projects	—	8,393	—	—	—	—
Adjusted operating income	281	1,093	4,369	1,606	3,784	4,107

Adjusted net sales	49,939	47,789	65,215	51,076	54,108	52,209
Adjusted operating margin (%)	0.6%	2.3%	6.7%	3.1%	7.0%	7.9%

40      Ericsson  |  Second Quarter Report 2017

ITEMS EXCLUDING RESTRUCTURING, WRITE-DOWNS AS WELL AS PROVISIONS AND ADJUSTMENTS RELATED TO CERTAIN CUSTOMER PROJECTS

Net sales, gross income, research and development expenses, selling and administrative expenses and operating income are presented excluding restructuring charges, write-down of assets as well as provisions and adjustments related to certain customer projects. Numbers excluding these items are referred to as “adjusted”. Certain measures are also expressed as a percentage of adjusted net sales.

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	96,308	46,369	222,608	157,393	106,317	52,209
Adjustments related to certain customer projects	1,420	1,420	—	—	—	—
Adjusted net sales	97,728	47,789	222,608	157,393	106,317	52,209

Gross income	20,371	6,438	66,365	49,345	34,885	17,390
Restructuring charges included in cost of sales	2,387	1,460	3,475	1,335	789	328
Provisions and adjustments related to certain customer projects impacting gross income	6,697	6,697	—	—	—	—
Adjusted gross income	29,455	14,595	69,840	50,680	35,674	17,718

Adjusted net sales	97,728	47,789	222,608	157,393	106,317	52,209
Adjusted gross margin (%)	30.1%	30.5%	31.4%	32.2%	33.6%	33.9%

Research and development expenses	-17,433	-9,068	-31,635	-22,745	-14,890	-7,485
Restructuring charges included in R&D expenses	558	214	2,739	1,208	679	257
Write-down of assets included in R&D expenses	1,934	1,934	—	—	—	—
Provisions and adjustments related to certain customer projects included in R&D expenses	217	217	—	—	—	—
Adjusted research and development expenses	-14,724	-6,703	-28,896	-21,537	-14,211	-7,228

Selling and administrative expenses	-16,913	-9,861	-28,866	-20,067	-13,829	-6,720
Restructuring charges included in selling and administrative expenses	312	69	1,353	375	185	47
Write-down of assets included in selling and administrative expenses	1,362	1,362	—	—	—	—
Provisions and adjustments related to certain customer projects included in selling and administrative expenses	1,479	1,479	—	—	—	—
Adjusted selling and administrative expenses	-13,760	-6,951	-27,513	-19,692	-13,644	-6,673

Operating income	-13,572	-12,339	6,299	6,579	6,238	3,475
Total restructuring charges	3,257	1,743	7,567	2,918	1,653	632
Total write-down of assets	3,296	3,296	—	—	—	—
Total provisions and adjustments related to certain customer projects	8,393	8,393	—	—	—	—
Adjusted operating income	1,374	1,093	13,866	9,497	7,891	4,107

Adjusted net sales	97,728	47,789	222,608	157,393	106,317	52,209
Adjusted operating margin (%)	1.4%	2.3%	6.2%	6.0%	7.4%	7.9%

41      Ericsson  |  Second Quarter Report 2017